Exhibit 12.1

The Priceline Group Inc.
Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings Computation:
Earnings before income taxes(1)	$2,713,238	$3,128,320	$2,989,448	$2,296,537	$1,761,869
Less:
Net income attributable to noncontrolling interests, before tax	—	—	—	(175)	(5,922)

Add:
Fixed charges	241,069	189,033	112,399	100,798	75,964
Total earnings as adjusted	$2,954,307	$3,317,353	$3,101,847	$2,397,160	$1,831,911

Fixed Charges Computation
Interest expense	$207,900	$160,229	$88,353	$83,289	$62,064
Assumed interest element included in rent expense	33,169	28,804	24,046	17,509	13,900
Total fixed charges	$241,069	$189,033	$112,399	$100,798	$75,964

Ratio of earnings to fixed charges	12.3	17.5	27.6	23.8	24.1

(1)  Includes a non-cash charge related to an impairment of OpenTable goodwill of $940.7 million, which is not tax deductible, for the year ended December 31, 2016 (see Note 9 to the Consolidated Financial Statements).